SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

December 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

ECOPETROL S.A. INFORMS THAT DECREE-LAW 4820 OF 2010 WAS ISSUED BY THE NATIONAL GOVERNMENT

Bogotá, Colombia, Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) (“Ecopetrol” or the “Company”) hereby informs that, pursuant to the national state of economic, social and ecological emergency throughout the country, on December 29, 2010 the National Government issued decree-law number 4820 (in the form presented below) which makes provisions for the possible sale of a portion of the Nation´s ownership interest in Ecopetrol S.A. up to a maximum of ten percent (10%) of the subscribed and paid up capital of said company.

Additionally, Ecopetrol has received a notification from the Colombian Ministry of Finance and Public Credit informing the Company of the filing with the National Congress of a withdrawal request pertaining to legislative acts 207/10 (S) and 150/10 (C) “That make provisions for the sale of a portion of the Nation’s ownership in Ecopetrol” given that such provisions already form part of Decree 4820 of 2010.

The unofficial English translations of the decree-law and withdrawal request are as follows:

I.	DECREE 4820 OF 2010

MINISTRY OF FINANCE AND PUBLIC CREDIT

DECREE NUMBER (4820) OF 2010

DECEMBER 29, 2010

Which provides rules for the sale of a part of the Nation’s ownership interest in Ecopetrol S. A

THE PRESIDENT OF THE REPUBLIC OF COLOMBIA

In the exercise of his constitutional and legal powers, particularly those conferred by Article 215 of the Political Constitution, in accordance with Law 137 of 1994 and in fulfillment of what is set forth in Decree 4580 of 2010,

CONSIDERING

Whereas through Decree 4580 of December 7, 2010 and based on Article 215 of the Political Constitution, the National Government has declared a state of economic, social and ecological emergency throughout the nation, in order to address the severe public calamity and prevent the spreading of its effects;

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PRESS RELEASE

Whereas according to the same constitutional provision, once a state of emergency is declared, the President, with the signature of all Ministers, can issue decrees with the force of law intended exclusively to address the crisis and prevent the spreading of its effects;

Whereas the severe public calamity has given rise to an insufficiency in ordinary government resources, such that it is necessary to adopt legislative measures to address the crisis and prevent the spreading thereof;

Whereas in keeping with the motives for declaring the economic, social and ecological emergency, items 1.6, 3.2, 3.3 and 3.4 of Decree 4580 of December 7, 2010 express the insufficiency of both resources for dealing with the effects of the cold wave and floods, as well as of the executive branch's current legal functions and the need to adopt measures and build structures required to put a definitive stop to the prolongation of this situation and thereby protect the public from economic, social and environmental threats such as those that have arisen;

Whereas a major source of financing necessary to attend to the recovery, construction and reconstruction of such infrastructure as may be required as a result of the phenomenon of La Nina, as well as to put a definitive stop to the spreading of its effects, is a partial sale of the Nation’s ownership interest in Ecopetrol S.A.

Whereas it is necessary to establish the legal conditions for the sale of a part of the Nation’s ownership of Ecopetrol S.A. and to determine the allocation of the resources accruing therefrom;

Whereas the provisions of this Decree are issued without impairment to what is established in Law 1118 of 2006, with regard to the capitalization of Ecopetrol S.A.

DECREES

Article 1.- The Nation – Ministry of Finance and Public Credit, for the purpose of attending to the needs of the recovery, construction and reconstruction as a result of the phenomenon of La Nina, may sell its stock in Ecopetrol S. A., up to a maximum of ten percent (10%) of the subscribed and paid up capital of such company, ensuring that the Nation retains a minimum ownership of seventy per cent (70%) of the outstanding voting shares of Ecopetrol S. A.

Paragraph. The sale referred to in this article shall take place without impairment to the capitalization authorized by Law 1118 of 2006.

Article 2. The resources obtained as a result of the transactions authorized by this Decree, shall be allocated by the General Office of Public Credit and National Treasure of the Ministry of Finance and Public Credit to the Adaptation Fund for recovery, construction and reconstruction, or such entity as may take its place to the extent that it may be required to meet the needs of the emergency declared through Decree 4580 of 2010, subject to fulfillment of the requirements which the National Government may establish for such purpose.

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PRESS RELEASE

Article 3. Procedures for sales. Any sales of shares will be made pursuant to the procedure provided for in Laws 226 of 1995 and 1118 of 2006, as may be relevant.

Article 4. This Decree shall take effect as of the date of its publication and repeals contrary provisions

LET IT BE PUBLISHED AND ENACTED
Given in Bogota D. C., on December 29, 2010.

MINISTER OF THE INTERIOR AND OF JUSTICE,
GERMAN VARGAS LLERAS

THE VICE MINISTER OF MULTILATERAL AFFAIRS SECONDED FROM THE OFFICE OF THE MINISTER OF FOREIGN RELATIONS
PATTI LONDONO JARAMILLO

MINISTER OF THE TREASURY AND PUBLIC CREDIT,
JUAN CARLOS ECHEVERRY GARZON

MINISTER OF NATIONAL DEFENSE,
RODRIGO RIVERA SALAZAR

MINISTER OF AGRICULTURE AND RURAL DEVELOPMENT
JUAN CAMILO RESTREPO SALAZAR

MINISTER OF SOCIAL PROTECTION
MAURICIO SANTAMARIA SALAMANCA

MINISTER OF MINES AND ENERGY
CARLOS ENRIQUE RODADO NORIEGA

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co      www.ecopetrol.com.co

PRESS RELEASE

MINISTER OF COMMERCE, INDUSTRY AND TOURISM,
SERGIO DIAZ GRANADOS GUIDA

MINISTER OF NATIONAL EDUCATION
MARIA FERNANDA CAMPO SAAVEDRA

MINISTER OF THE ENVIRONMENT, HOUSING AND TERRITORIAL DEVELOPMENT,
BEATRIZ ELENA URIBE BOTERO

MINISTER OF INFORMATION TECHNOLOGY AND COMMUNICATIONS
DIEGO MOLANO VEGA

MINISTER OF TRANSPORTATION
GERMÁN CARDONA GUTIÈRREZ

MINISTER OF CULTURE
MARIANA GARCÉS CÓRDOBA

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co      www.ecopetrol.com.co

PRESS RELEASE

II.	WITHDRAWAL REQUEST

Bogota, December 30, 2010

Ms
DAIRA DE JESUS GALVIS MÉNDEZ
President of Fifth Commission
SENADO DE LA REPÚBLICA
Bogotá

Ms
MERCEDES RINCÓN ESPINEL
President of Fifth Commission
CÁMARA DE REPRESENTANTES
Bogotá

Subject:	Withdrawal request of bill No. 207/10 (S) and 150/10 (C)

Dear Presidents,

According to article 155 of Law 5 of 1992, the National Government, as the author of the documents cordially requests that the withdrawal of legislative acts  No..  207/10 (S) and 150/10 (C) “that make provisions for the sale of a portion of the Nation’s ownership in Ecopetrol” be presented to the fifths constitutional commissions of the National Congress.

Cordially,

JUAN CARLOS ECHEVERRY GARZÓN	CARLOS RODADO NORIEGA
Minister of the Treasury and Public Credit	Minister of Mines and Energy

Bogotá, Colombia – Dec 30, 2010
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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co      www.ecopetrol.com.co

PRESS RELEASE

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 30, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer